NAME OF REGISTRANT:
Franklin New York Tax-Free Income Fund
File No. 811-3479

Exhibit Item No. 77D (g): Policies with respect to security investments


                 MINUTES OF REGULAR MEETING
                             OF
                     BOARD OF DIRECTORS
                             OF
           FRANKLIN NEW YORK TAX-FREE INCOME FUND.



RESOLVED, that effective October 1, 2001, the Fund adopt a fundamental policy that it will normally invest at least 80% of its total assets in securities that pay interest-free from federal AMT and New York State personal income taxes: and it was

FURTHER RESOLVED, that the appropriate officers and agents of the Fund be authorized to take such actions, and to execute and deliver such instruments, certificates and documents, including making changes to existing non-fundamental policies as may be necessary or appropriate, in order to effectuate the foregoing, in compliance with the Names Rule.




/s/ Murray L. Simpson
     Murray L. Simpson
     Secretary